
05009202



Reliance
Industries Limited

Regd. Office : Maker Chambers IV, ... n Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

June 18, 2005

File No.82-3300

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document(s) filed with the domestic stock exchanges, for your information and record:

Sr. No.	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 30	June 18, 2005	Intimation to Stock Exchanges regarding resignation of Shri Anil D. Ambani, as Vice Chairman and Managing Director and as Director of the Company.
2.	Clause 36	June 18, 2005	Intimation to Stock Exchanges enclosing Media Release titled "Kokilaben Ambani Announces Amicable Family Settlement", which was released by the Company after its Board Meeting held on July 18, 2005.



Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

Sr. No.	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
3.	Clause 36	June 18, 2005	Intimation to Stock Exchanges informing that the Board of Directors at its meeting held today have decided to consider a proposal for reorganization of the Company's businesses through an appropriate Scheme of Arrangement and for that purpose the Board has authorised the 'Corporate Governance and Stakeholders' Interface Committee' to examine the matter and recommend its proposals for consideration by the Board.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M. Ambani
President and Company Secretary

Encl : a/a

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

June 18, 2005

The Secretary
The Stock Exchange, Mumbai
Corporate Relationship Dept.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023
Fax No.2272 3121 / 2272 2037

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (E)
Mumbai 400 051
Fax No.2659 8237 / 2659 8238

The Secretary
The Kolkata Stock Exchange Association Limited
7, Lyons Range
Kolkata 700 001
Fax No.033-2210 4486 / 2220 6928

Dear Sir,

Sub: Board meeting held on June 18, 2005

We wish to inform you that the Board of Directors at its meeting held today have decided to consider a proposal for reorganization of the Company's businesses through an appropriate scheme of arrangement and for that purpose, they have authorised the 'Corporate Governance and Stakeholders' Interface Committee' to examine the matter and recommend its proposals for consideration by the Board.

In this connection, enclosed for your information and records, is a copy of the Media Release titled "Board Committee to Consider Reorganisation of Reliance's Businesses" issued by the Company today.

We shall keep you informed of any future decisions of the Board of Directors in this behalf.

Thanking you,

Yours faithfully,
For Reliance Industries Limited



Vinod M. Ambani
President and Company Secretary

Encl: as above

Media Release


Reliance

BOARD COMMITTEE TO CONSIDER REORGANISATION OF RELIANCE'S BUSINESSES

Mumbai, 18th June 2005: The Board of Directors of Reliance Industries Limited took note of the Press Statement issued by Smt. Kokilaben D. Ambani, wife of the Founder Chairman Shri Dhirubhai H. Ambani and expressed happiness at the amicable settlement arrived amongst the Promoter family members. The Board decided to place on record its deep appreciation and sense of gratitude for the tireless and painstaking efforts of Smt. Kokila D. Ambani who holds a special place in the heart of Reliance family of shareholders and other well wishers in settling the differences amongst the family members and Promoter Directors in the overall interests of the Company and its shareholders. In the light of the statement resolving issues between the Promoters in managing the affairs of the Reliance Group of Companies, the Board decided to consider a proposal to reorganize the businesses as per Smt. Kokila D Ambani's principle of ensuring the highest shareholders value.

Reliance Industries Limited is a diverse organisation with various business interests and therefore any business reorganization ought to be done keeping in mind the paramount interests of shareholders and the best interest of the Company. The Board, therefore, decided to authorise the Corporate Governance and Stakeholders' Interface Committee to examine in depth all the relevant issues including statutory and legal requirements and suggest a suitable scheme of reorganization. In this task, the Board further empowered the said Committee to avail of professional and legal expertise to advise on preparing the reorganisation scheme expeditiously.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs 73,164 crore (US$ 16.7 billion), cash profit of Rs 12,087 crore (US$ 2.8 billion), net profit of Rs 7,572 crore (US$ 1.7 billion) and net worth of Rs 40,403 crore (US$ 9.2 billion).

Corporate Communications
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate, Mumbai 400 038, India

Internet : www.ril.com

Telephone : 3032 7275, 3032 7219
3032 7214, 3032 7213
Telefax : (+91 22) 2285 2212
(+91 22) 2287 0072

E-mail : ccd@ril.com

Media Release


Reliance

RIL is the first and only private sector company from India to feature in the 2004 *Fortune Global 500* list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL emerged in the world's 10 most respected energy/chemicals companies and amongst the top 50 companies that create the most value for their shareholders in a global survey and research conducted by PricewaterhouseCoopers and *Financial Times* in 2004. RIL also features in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies.

RIL emerged as the 'Best Managed Company' in India in a study by *Business Today* and A.T. Kearney in 2003. In 2004, the company emerged as 'India's biggest wealth creator' in the private sector over a 5-year period in a study by *Business Today* - Stern Stewart and as India's 'Most Admired Company' in a *Business Barons* - TNS Mode Opinion Poll.

Corporate Communications
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate, Mumbai 400 038, India

Internet : www.ril.com

Telephone : 3032 7275, 3032 7219
3032 7214, 3032 7213
Telefax : (+91 22) 2285 2212
(+91 22) 2287 0072

E-mail : ccd@ril.com



Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

June 18, 2005

The Secretary
The Mumbai Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No.2272 3121 / 2272 3719

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No.2659 8237 / 38

The Secretary
The Calcutta Stock Exchange Association Limited
7 Lyons Range
Calcutta 700 001
Fax No.033-2210 4486 / 2220 6928 /2210 4500

Dear Sir,

Sub: Board Meeting held on June 18, 2005

We wish to inform you that Shri Anil D. Ambani, Vice Chairman and Managing Director of our Company has today tendered his resignation as Vice Chairman and Managing Director and as Director of the Company with immediate effect.

The said letter of resignation was placed before the meeting of the Board of Directors of the Company held today and noted.

The Board of Directors recorded their sincere appreciation of the services of Shri Anil D. Ambani in contributing to the growth of Reliance and help the Company in attaining a preeminent position in the corporate world.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M. Ambani
President and Company Secretary

Media Release


Reliance

ANIL AMBANI RESIGNS FROM THE BOARD OF DIRECTORS

Mumbai, 18th June 2005: Shri Anil D Ambani resigned today as the Vice Chairman and Managing Director and also as a Director of Reliance Industries Limited. The Board considered and accepted his resignation.

The Board of Directors recorded their sincere appreciation of the invaluable services of Shri Anil D Ambani in contributing to the growth of Reliance and help the company in attaining a preeminent position in the corporate world.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs 73,164 crore (US$ 16.7 billion), cash profit of Rs 12,087 crore (US$ 2.8 billion), net profit of Rs 7,572 crore (US$ 1.7 billion) and net worth of Rs 40,403 crore (US$ 9.2 billion).

RIL is the first and only private sector company from India to feature in the 2004 *Fortune Global 500* list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL emerged in the world's 10 most respected energy/chemicals companies and amongst the top 50 companies that create the most value for their shareholders in a global survey and research conducted by PricewaterhouseCoopers and *Financial Times* in 2004. RIL also features in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies.

RIL emerged as the 'Best Managed Company' in India in a study by *Business Today* and A.T. Kearney in 2003. In 2004, the company emerged as 'India's biggest wealth creator' in the private sector over a 5-year period in a study by *Business Today* - Stern Stewart and as India's 'Most Admired Company' in a *Business Barons* - TNS Mode Opinion Poll.

Corporate Communications
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate, Mumbai 400 038, India

Internet : www.ril.com

Telephone : 3032 7275, 3032 7219
3032 7214, 3032 7213
Telefax : (+91 22) 2285 2212
(+91 22) 2287 0072

E-mail : ccd@ril.com

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

June 18, 2005

The Secretary
The Stock Exchange, Mumbai
Corporate Relationship Dept.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023
Fax No.2272 3121 / 2272 2037

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (E)
Mumbai 400 051
Fax No.2659 8237 / 2659 8238

The Secretary
The Kolkata Stock Exchange Association Limited
7, Lyons Range
Kolkata 700 001
Fax No.033-2210 4486 / 2220 6928

Dear Sir,

Sub: Board meeting held on June 18, 2005

Enclosed please find a copy of the Media Release titled "Kokilaben Ambani Announces Amicable Family Settlement", which was released by the Company after its Board meeting held today.

The above is for your information and records.

Thanking you,

Yours faithfully,
For Reliance Industries Limited



Vinod M. Ambani
President and Company Secretary

Media Release

Reliance

KOKILABEN AMBANI ANNOUNCES AMICABLE FAMILY SETTLEMENT

Mumbai, 18th June 2005: The Board of Directors of Reliance Industries placed their deep appreciation of the sincere and painstaking efforts taken by Smt. Kokilaben Ambani in working towards the settlement that will further enhance the value of the Reliance group.

The Board further expressed their gratitude to Smt. Kokilaben Ambani for finding an amicable resolution in the overall interests of the company and its shareholders which will pave the way for preserving and taking forward the historic legacy of Shri Dhirubhai Ambani, founder Chairman of the Company.

The press release of Smt. Kokilaben Ambani is enclosed.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs 73,164 crore (US$ 16.7 billion), cash profit of Rs 12,087 crore (US$ 2.8 billion), net profit of Rs 7,572 crore (US$ 1.7 billion) and net worth of Rs 40,403 crore (US$ 9.2 billion).

RIL is the first and only private sector company from India to feature in the 2004 *Fortune Global 500* list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL emerged in the world's 10 most respected energy/chemicals companies and amongst the top 50 companies that create the most value for their shareholders in a global survey and research conducted by PricewaterhouseCoopers and *Financial Times* in 2004. RIL also features in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies.

RIL emerged as the 'Best Managed Company' in India in a study by *Business Today* and A.T. Kearney in 2003. In 2004, the company emerged as 'India's biggest wealth creator' in the private sector over a 5-year period in a study by *Business Today* - Stern Stewart and as India's 'Most Admired Company' in a *Business Barons* - TNS Mode Opinion Poll.

Corporate Communications
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate, Mumbai 400 038, India

Internet : www.ril.com

Telephone : 3032 7275, 3032 7219
3032 7214, 3032 7213
Telefax : (+91 22) 2285 2212
(+91 22) 2287 0072

E-mail : ccd@ril.com



Kokilaben D. Ambani

18th June, 2005, Mumbai

With the blessings of Srinathji, I have today amicably resolved the issues between my two sons, Mukesh and Anil, keeping in mind the proud legacy of my husband, Dhirubhai Ambani.

I am confident that both Mukesh and Anil, will resolutely uphold the values of their father and work towards protecting and enhancing value for over 3 million shareholders of the Reliance Group, which has been the foundational principle on which my husband built India's largest private sector enterprise.

Mukesh will have responsibility for Reliance Industries and IPCL while Anil will have responsibility for Reliance Infocomm, Reliance Energy and Reliance Capital.

My husband's foresight and vision and the values he stood for combined with my blessings will guide them to scale new heights".

Kokila D. Ambani

KOKILABEN D. AMBANI

Sea Wind, 39, Cuffe Parade, Bombay-400 005 Tel: 2151079, 2180122, 2180123.